VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TASEKO MINES LIMITED
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 9, 2022 (the "Meeting").  Attendance at the Meeting was 43,718 Shares represented and voted in person and 149,905,144 Shares represented and voted by proxy for a total of 149,948,862 voting shares represented at the Meeting, being 52.37% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors of the Company was set at eight (8).  Shares voted in person and by proxy represented 106,664,612 votes For and 1,166,428 shares Against.

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Anu Dhir	102,012,811	5,818,229
Robert A. Dickinson	97,190,292	10,640,749
Russell E. Hallbauer	97,914,394	9,916,647
Kenneth Pickering	104,676,518	3,154,522
Rita Maguire	105,692,261	2,138,780
Stuart McDonald	105,827,814	2,003,226
Peter Mitchell	105,515,220	2,315,820
Ronald W. Thiessen	103,778,052	4,052,988

3. KPMG LLP, Chartered Accountants, were appointed auditor of the Company.  Shares voted in person and by proxy represented 141,466,039 votes For and 8,439,105 votes Withheld.

4. The resolution to ratify and approve the Amended and Restated Shareholder Rights Plan for continuation until the end of the Company's annual general meeting in 2025 was passed.  Shares voted in person and by proxy represented 105,689,762 votes For and 2,141,278 votes Against.

5. The Say on Pay Advisory Resolution was approved. Shares voted in person and by proxy represented 100,935,306 votes For and 6,895,734 votes Against.

There were 42,074,104 non-votes recorded (but not voted) on each resolution, except the resolution to appoint the auditor of the Company, and on the votes for each director.  With respect to the resolution to appoint the auditor of the Company there were NIL non-votes recorded. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.